UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO
SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
ev3 Inc.
(Name of Subject Company)
ev3 Inc.
(Names of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
26928A200
(CUSIP Number of Class of Securities)

Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer
ev3 Inc.
3033 Campus Drive
Plymouth, Minnesota 55441
(763) 398-7000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
Copies To:

Bruce A. Machmeier, Esq.	Steven J. Gartner, Esq.
Amy E. Culbert, Esq.	Adam M. Turteltaub, Esq.
Patrick J. Pazderka, Esq.	Willkie Farr & Gallagher LLP
Oppenheimer Wolff & Donnelly LLP	787 Seventh Street
45 South Seventh Street, Suite 3300	New York, New York 10019
Minneapolis, Minnesota 55402-1509	(212) 728-8000
(612) 607-7000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 (the “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on June 11, 2010 (as amended from time to time, the “Schedule 14D-9”) by ev3 Inc., a Delaware corporation (“ev3”). The Schedule 14D-9 relates to the cash tender offer by COV Delaware Corporation (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Parent”), to purchase all outstanding shares of ev3’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $22.50 per Share, in cash, without interest, subject to any withholding of any federal, state, local and foreign taxes, and other assessments of any nature whatsoever imposed by a taxing authority (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on June 11, 2010, and is subject to the terms and conditions set forth in the Offer to Purchase dated June 11, 2010 (and as amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which together with the Offer to Purchase constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.
     The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the
Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information
     Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs after the last paragraph under the heading “Antitrust Laws—Other Foreign Jurisdictions”:
     “On July 9, 2010, the last of the applicable waiting periods under the antitrust laws of Germany, Austria and Spain with respect to the Offer and Merger expired or was terminated. Accordingly, the condition to the Offer that any waiting period under the antitrust laws of Germany, Austria and Spain shall have expired or been terminated has been satisfied.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ev3 Inc.
By:	/s/ Kevin M. Klemz
Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer

Dated: July 9, 2010

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